CERTIFICATE OF AMENDMENT

OF THE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ADMA BIOLOGICS, INC.

ADMA Biologics, Inc., a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the “Corporation”), does hereby certify:

1.	The second amended and restated certificate of incorporation of the Corporation is hereby amended by deleting Article IV, Section 4.1 thereof in its entirety and inserting the following in lieu thereof:

Authorized Shares. The total number of shares of capital stock which the Corporation shall have authority to issue is 310,000,000, divided into two classes consisting of (a) 300,000,000 shares of common stock at $0.0001 par value (the “Common Stock”), and (b) 10,000,000 shares of preferred stock at $0.0001 par value (the “Preferred Stock”). The authorized number of shares of Common Stock and Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Corporation entitled to vote irrespective of Section 242 of the DGCL.

The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation to be executed and acknowledged by its duly appointed officer as of this 27th day of May, 2021.

By:	/s/ Adam S. Grossman
Name:	Adam S. Grossman
Title:	President and Chief Executive Officer